FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: May 14, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

DONNE R M INERALS LTD.

                                                                                              Number: 010-04
Dated: May 14, 2004                       TSX Venture Exchange Symbol: DML
                                        Frankfurt Stock Exchange Symbol: DNL

DONNER APPOINTS NEW DIRECTOR

VANCOUVER (May 14, 2004) - Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., is pleased to announce the appointment of Mr. Ken Thorsen to Donner’s Board of Directors.

Mr. Thorsen has over 35 years experience in the exploration business having most recently held the position of General Manager of Advanced Projects for Teck-Cominco. Mr. Thorsen recently retired after 21 years with Teck, rising from regional Exploration Manager where he had an instrumental role in the discovery of the Estrades massive sulphide project in NW Quebec. Since 1994, Mr. Thorsen has held several positions at Teck’s head office in the exploration department including two and a half years as President of Teck Exploration Ltd, where he was responsible for carrying out Teck’s exploration projects worldwide. Prior to Teck, Mr. Thorsen spent two years with SMDC (now Cameco) and previous to that over eight years with Selection Trust where he was responsible for the discovery of the Leinster nickel mine in Australia.

Mr. Thorsen is a Professional Engineer and has a degree in Geological Engineering. He has vast experience in exploration for many commodities, including gold, silver, copper, zinc, nickel, platinum, palladium, diamonds and uranium and has been involved in exploration programs in Mexico, Canada, USA, Peru, Chile, Brazil, Argentina, Venezuela, Australia, China, Africa, Panama and Central Asia.

Mr. Ken Thorsen brings to Donner impressive, and extensive, Canadian and international exploration experience.

The Company also announces that Rex Gibbons has resigned from the Board of Directors but has agreed to act as an advisor to the Board. The Board of Directors thanks Rex for his years of service to the Company.

Donner Minerals is a Canadian junior resource company focused on exploration for nickel deposits in Canada, most recently under agreements with Falconbridge Limited.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“David Patterson”
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com